Berylline Corporation

A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
March 21, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS

Current Assets:		
Cash and cash equivalents	$	114,302
Prepaid expenses		2,024
Total Current Assets		116,326
Non-Current Asset:		
Property and equipment, net		-
Total Non-Current Asset		-
TOTAL ASSETS	$	116,326

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Current Liabilities:		
Accounts payable and accrued expenses	$	-
Accrued interest		18,796
Note payable		40,000
Total Current Liabilities		58,796
Stockholders' Equity (Deficit):		
Common stock, no par value, 1,681,093 shares authorized, 1,281,035 shares issued and outstanding as of December 31, 2019		-
Additional paid-in capital		454,259
Accumulated deficit		(396,729)
Total Stockholders' Equity/(Deficit)		57,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	116,326

Berylline Corporation
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
Research and development		42,183
General and administrative		12,867
Sales and marketing		5,274
Total Operating Expenses		60,324
Loss from operations		(60,324)
Other Income/(Expense):		
Interest expense		(4,800)
Total Other Income/(Expense)		(4,800)
Net loss	$	(65,124)

Berylline Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2019

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Paid-In Capital	Deficit	Equity/(Deficit)
Balance at January 1, 2019	1,281,035	$ -	$ 454,259	$ (331,605)	122,654
Net loss	-	-	-	(65,124)	(65,124)
Balance at December 31, 2019	1,281,035	$ -	$ 454,259	$ (396,729)	$ 57,530

Berylline Corporation
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019

Cash Flows from Operating Activities		
Net Loss	$	(65,124)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		526
Changes in operating assets and liabilities:		
Increase/ (Decrease) in prepaid expense		2
Increase/ (Decrease) in accrued interest		4,800
Net Cash Used in Operating Activities		(59,796)
Net Change In Cash		(59,796)
Cash at Beginning of Period		174,098
Cash at End of Period	$	114,302
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation on property and equipment was $526 for the year ended December 31, 2019. The Company's property and equipment consisted of the following as of December 31, 2019:

	2019
Vehicle trailer	$ 3,147
Less: accumulated depreciation	(3,147)
Property and equipment, net	$ 0

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing was $5,274 for the year ended December 31, 2019.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $42,183 for the year ended December 31, 2019.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $369,355 as of December 31, 2019. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 25.7% to derive net deferred tax assets of $99,910 as of December 31, 2019, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained a net loss of $65,124 for the year ended December 31, 2019, and has an accumulated deficit of $396,729 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and for the year then ended

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company amended the articles of incorporation in 2018 to authorize a total of 1,681,093 shares of common stock with no par value.

The Company has 1,281,035 shares of common stock issued and outstanding as of December 31, 2019.

See Note 6 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

NOTE 5: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not make the required quarterly payments of accrued interest through December 31, 2019, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance was $40,000 as of December 31, 2019, and the accrued interest balance related to the note was $18,796 as of December 31, 2019. Interest expense on the note payable was $4,800 for the year ended December 31, 2019. No principal payments have been made on the note as of December 31, 2019.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Wanhu Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co.,

Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2019, phase 2 development has not yet begun.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2019, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2019, services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement. On January 24, 2020, this agreement was cancelled, no services were provided in connection with the agreement through the date of cancellation.

Chongqing Dike Automotive Technology Group Co. Ltd.Agreement

On April 15, 2019, the Company entered into an agreement with Chongqing Dike Automotive Technology Group Co. Ltd. (Dike Automotive), wherein Dike Automotive was contracted to complete the design, build and testing/development of the extended range hybrid golf cart according to the Company's specifications for a total cost of $20,000. As of December 31, 2019, the Company has paid for this contract in full and estimates that the project is approximately 90% complete.

On November 5, 2019, the Company entered into an agreement with Chongqing Dike Automotive Technology Group Co. Ltd. (Dike Automotive), wherein Dike Automotive was contracted to complete the design, build and testing/development of the electric scooter according to the Company's specifications. Upon commencement of the agreement the Company paid an initial deposit of $10,000 for Dike Automotive's services. Upon completion of the project the Company and Dike Automotive will determine the final project costs. As of December 31, 2019, the Company has incurred the deposit of the $10,000. The Company estimates the project is approximately 10%

complete as of December 31, 2019. The total costs of the project cannot be estimated at the time the financial statements were available for release.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through March 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Berylline Corporation

A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 16, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS		
Current Assets:		
Cash and cash equivalents	$	174,098
Prepaid expenses		2,026
Total Current Assets		176,124
Non-Current Asset:		
Property and equipment, net		526
Total Non-Current Asset		526
TOTAL ASSETS	$	176,650
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$	-
Accrued interest		13,996
Note payable		40,000
Total Current Liabilities		53,996
Stockholders' Equity (Deficit):		
Common stock, no par value, 1,681,093 shares authorized 1,281,035 shares issued and outstanding as of December 31, 2018		-
Additional paid-in capital		454,259
Accumulated deficit		(331,605)
Total Stockholders' Equity (Deficit)		122,654
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	176,650

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		9,710
Sales and marketing		4,740
Total Operating Expenses		14,450
Loss from operations		(14,450)
Other Income/(Expense):		
Interest expense		(6,240)
Total Other Income/(Expense)		(6,240)
Net loss	$	(20,690)

Berylline Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2018

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount			
Balance at January 1, 2018	1,201,765	$ -	$ 231,554	$ (310,915)	$ (79,361)
Issuance of common stock - Reg CF	59,883	-	203,602	-	203,602
Conversion of notes payable	19,387	-	29,080	-	29,080
Offering costs	-	-	(9,977)	-	(9,977)
Net loss	-	-	-	(20,690)	(20,690)
Balance at December 31, 2018	1,281,035	$ -	$ 454,259	$ (331,605)	$ 122,654

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

Berylline Corporation
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018

Cash Flows from Operating Activities		
Net Loss	$	(20,690)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation		629
Changes in operating assets and liabilities:		
Increase/ (Decrease) in accrued interest		6,238
Net Cash Used in Operating Activities		(13,823)
Cash Flows from Financing Activities		
Repayment of related party notes payable		(7,100)
Proceeds from issuance of common stock		203,602
Offering cost		(9,977)
Net Cash Provided by Financing Activities		186,525
Net Change In Cash		172,702
Cash at Beginning of Period		1,396
Cash at End of Period	$	174,098
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of convertible notes payable to common stock	$	29,080

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation on property and equipment was $629 for the year ended December 31, 2018. The Company's property and equipment consisted of the following as of December 31, 2018:

	2018
Vehicle trailer	$ 3,147
Less: accumulated depreciation	(2,621)
Property and equipment, net	$ 526

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing was $4,740 for the year ended December 31, 2018.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ended December 31, 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $329,553 as of December 31, 2018. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 25.7% to derive net deferred tax assets of $84,827 as of December 31, 2018, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company calculated its 2018 deferred tax assets based on these newly enacted tax rates.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained a net loss of $20,690 for the year ended December 31, 2018, and has an accumulated deficit of $331,605 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company amended the articles of incorporation in 2018 to authorize a total of 1,681,093 shares of common stock with no par value.

The Company has 1,281,035 shares of common stock issued and outstanding as of December 31, 2018.

See Note 7 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

Stock Issuances

During 2018, the Company conducted a Regulation Crowdfunding offering of its common stock at $3.40 per share. The Company issued 59,883 shares in this offering for gross proceeds of $203,602.

On December 31, 2018, the Company converted its related party convertible notes payable (as further discussed in Note 5) at a conversion price of $1.50 per share, resulting in the issuance of 19,387 shares of common stock.

NOTE 5: RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

On December 30, 2017, the Company signed promissory notes to related party shareholders for cash consideration received, totaling $7,100. Each note bears interest of 6% per annum, and requires payment of accrued interest annually beginning on January 1, 2019, and continuing on the 1st day of each consecutive year thereafter until the note is paid in full. Each note matures on January 1, 2020. Principal and accrued interest is required to be paid in full upon maturity, unless both the lender and the Company agree to extend the term of the note. The Company is permitted to pay all or any part of the principal and accrued interest at any time. The notes were repaid in full during 2018, resulting in a balance of $0 as of December 31, 2018. No interest was incurred nor paid.

Convertible Note Payable – Related Party

On January 9, 2015, the Company entered into a convertible promissory note agreement with Clear Springs Properties, LLC ("Holder"), a company owned and operated by two shareholders of the Company. The principal amount of the note is $50,000; however, only $24,000 has been received by the Company and $26,000 of the borrowing remains undistributed. The note bears interest of 6% per annum and requires payment of accrued interest quarterly beginning on April 9, 2015 and continuing on the 9th day of each calendar quarter thereafter until the note is paid in full. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2018, 2017, or 2016, and therefore was in default on the note terms. The note matured on January 9, 2018. Outstanding principal and accrued interest is required to be paid in full upon maturity, or at the Holder's election in the event of a qualified financing or sale of the Company prior to the maturity date. The note was secured against all assets and property of the Company.

At the election of the Holder, the principal and accrued but unpaid interest on the note is convertible to common stock of the Company at the greater of $1.50 per share or the per share price paid by investors in the event of a qualified financing event prior to the maturity date. If no qualified financing occurs, and the Holder elects at least 5 days prior to the maturity date, principal and accrued interest can be converted to common stock of the Company at $1.50 per share. In the event of a sale of the Company prior to repayment or conversion of the note, the Holder has the option to convert the principal and accrued interest to common stock of the Company at $1.50 per share. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable.

The holder of the note elected to convert the outstanding principal balance of $24,000, together with accrued interest of $5,080, into 19,387 shares of common stock at a conversion rate of $1.50 per share. Therefore, no principal or accrued interest was due on this note as of December 31, 2018.

Interest expense on the convertible note to related party was $1,440 for the year ended December 31, 2018.

NOTE 6: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not make the required quarterly payments of accrued interest through December 31, 2018, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance was $40,000 as of December 31, 2018, and the accrued interest balance related to the note were $13,996 as of December 31, 2018. Interest expense on the note payable was $4,800 for the year ended December 31, 2018. No principal payments have been made on the note as of December 31, 2018.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Wanhu Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2018, phase 2 development has not yet begun.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2018, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2018, services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 16, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.